ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 28, 2018

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

INFORMATION CIRCULAR

DATED MAY 16, 2018

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Company’s proxy solicitation agent:

Laurel Hill Advisory Group

North America Toll-Free: 1-877-452-7184

Collect Calls outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders of Northern Dynasty Minerals Ltd. (the "Company") will be held at the 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on June 28, 2018 at 2:00 p.m., local time, for the following purposes:

1.	To receive the consolidated financial statements for the year ended December 31, 2017, the related report of the auditor and the management discussion and analysis;

2.	To elect directors of the Company for the ensuing year; and

3.	To appoint auditors for the ensuing year;

4.

to consider, and if thought advisable, to approve an ordinary resolution to ratify and approve the 2018 Non-Employee Director Deferred Share Unit Plan (the “DSU Plan”), as amended, for continuation for a three year period, such DSU Plan, and the amendments made thereto, being more particularly described in the accompanying Information Circular; and

5.

to consider, and if thought advisable, to approve an ordinary resolution to ratify and approve the 2018 Restricted Share Unit Plan (the “RSU Plan”), as amended, for continuation for a three year period, such RSU Plan being more particularly described in the accompanying Information Circular.

An Information Circular accompanies this Notice of Meeting (the “Notice”). The Information Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2017, report of the auditor and related management discussion and analysis, as well as the Annual Information Form (the “annual financials”), will be made available at the Meeting and are available on SEDAR at www.sedar.com.

You are receiving this notification because Northern Dynasty Minerals Ltd. has elected to use the notice-and-access model as such provisions are set out under National Instrument 51-102 and National Instrument 54-101 (“Notice-and-Access Provisions”) for the delivery of proxy materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (the “Proxy Materials”) online. Under Notice-and-Access, instead of receiving paper copies of the Company’s Information Circular, Shareholders will receive this Notice and a form of proxy. In the case of beneficial (non-registered) shareholders, they will receive this Notice and a voting instruction form (“VIF”). The form of proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page provided and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the annual financials are posted on the Company’s website at https://www.northerndynastyminerals.com/investors/agm/.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1500, Vancouver, British Columbia V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2 p.m. (Pacific Time) on Tuesday, June 26, 2018 (the “Proxy Deadline”), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 12, 2018. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period. To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the Circular to some of its shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions, and will not include a paper copy of the Information Circular.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 2:00 p.m., Pacific Time, on June 26, 2018.

Non-registered shareholders (beneficial shareholders) who hold their shares through a brokerage firm, bank or trust company and plan to attend the Meeting must follow the instructions set out in the accompanying form of proxy or voting instruction form, and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 16, 2018.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

If you have any questions or require assistance with voting your shares, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: (in North America – Call Toll Free) 1-877-452-7184 or (Outside North America – Call Collect) 416-304-0211; or contact Laurel Hill by email at: assistance@laurelhill.com.

15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR

15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at May 10, 2018 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on June 28, 2018 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Northern Dynasty Minerals Ltd. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to act as the Company’s proxy solicitation agent and assist in connection with the Company’s communication with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $35,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the Proxy Materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has chosen to deliver the Notice of Meeting of its Shareholders, the information circular (the “Information Circular”) and form of Proxy forming the proxy-related materials (the “Proxy Materials”) using Notice-and-Access provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for delivery to registered Shareholders, and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for delivery to beneficial Shareholders (together “Notice-and-Access Provisions”).

Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on a non-SEDAR website (usually the reporting issuer’s website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. The Company may still choose to continue to deliver Proxy Materials by mail, and shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Information Circular, be mailed to them at the Company’s expense.

Use of Notice-and-Access Provisions reduces paper waste and the Company’s printing and mailing costs. Under Notice-and-Access Provisions the Company must send a notice and form of proxy (the “notice package”) to each Shareholder, including Registered and Beneficial Shareholders, indicating that the Proxy Materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of the Proxy Materials, including the Information Circular, from the Company. This Information Circular has been posted in full, together with the Notice of Annual General Meeting and the form of Proxy, on the Company’s website at https://www.northerndynastyminerals.com/investors/agm/ and under the Company’s SEDAR profile at www.sedar.com.

The Information Circular contains details of matters to be considered at the Meeting.

Please review the Information Circular before voting.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1500, Vancouver, British Columbia V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2 p.m. (Pacific Time) on Tuesday, June 26, 2018 (the “Proxy Deadline”), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than June 12, 2018. Under Notice-and-Access Provisions Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period. To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

Pursuant to Notice-and-Access Provisions, the Company has set the record date for the Meeting to be at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to Shareholders. The requirements of the Notice of Meeting included with the Company’s notice package, and in which the Company must (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document: a form of Proxy in the case of registered Shareholders; or a Voting Instruction Form in the case of Non-Registered (Beneficial) Holders.

As the Company has not previously used procedures following Notice-and-Access Provisions for delivery of its annual meeting materials, it was required to file a notification of the Meeting and Record Dates indicating its intent to utilize Notice-and-Access Provisions, at least 25 days prior to the Record Date. This filing was completed on April 13, 2018.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless such Shareholder specifically requests one.

All Shareholders may call 1-877-441-4533 (toll-free) in order to obtain additional information relating to Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act on your behalf at the Meeting. You may do so either by inserting the name of that other person, and that person may be you, in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your Common Shares are actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your Common Shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders. Please read the instructions below carefully.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that may properly come before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet via the website voting page of Computershare at www.investorvote.com. Registered Shareholders must follow the instructions provided at the voting page and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In all cases a Registered Shareholder must ensure that the completed proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States of America (the “United States”), the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to forward the Proxy Materials to the Beneficial Shareholders unless, in the case of certain proxy-related materials, the Beneficial Shareholder has waived the right to receive them. The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scannable voting instruction form (the "VIF") to Beneficial Shareholders and asks them to return the VIF to Broadridge. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to www.proxyvote.com to vote. The Company may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently submit their vote directly by telephone.

A Beneficial Shareholder cannot use the VIF provided to vote directly at the Meeting. Should a Beneficial Shareholder wish to attend and vote in person at the Meeting, they must insert their name (or the name of such other person the Beneficial Shareholder chooses to attend and vote on their behalf) in the blank space provided for that purpose on the VIF; then the completed VIF must be returned in accordance with the instructions provided well in advance of the Meeting.

If you have any questions or require assistance with voting your Common Shares, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (in North America - Toll Free) or (Outside North America – Call Collect) 416-304-0211; or by email at: assistance@laurelhill.com.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and the securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or a judgment by, a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out above.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 10, 2018, as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE American. As of the Record Date, there were 312,133,585 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at the Record Date is:

Shareholder Name	Number of common Shares Beneficially Owned or Controlled	Percentage of Issued Common Shares
Stirling Global Value Fund Inc.[1]	31,397,943	10.06%

Note:

1.	Derived from information provided by Stirling Global Value Fund Inc.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017, the report of the auditor and the related management’s discussion and analysis will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in all Provinces of Canada in which the Company is registered as a reporting issuer, being all Provinces of Canada, except Quebec. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 604-684-6365 or 1-800-667-2114. These documents are also available under the Company’s SEDAR profile at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy, which is only a policy under which an elected director will offer his or her resignation, the eight nominees receiving the highest number of votes are elected, even if a director only gets one vote. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes "for" the election of a director nominee at a meeting of shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation. The Board will accept the resignation absent exceptional circumstances. The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the Toronto Stock Exchange. If the Board does not accept the resignation, the press release will fully state the reasons for the decision. The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation. This policy does not apply in circumstances involving contested director elections.

Advance Notice Provisions

As announced in the Company’s Information Circular dated May 17, 2013, which was SEDAR filed on May 23, 2013, the Board submitted Alteration of Articles of the Company to include advance notice provisions (the "Advance Notice Provisions") for approval by the shareholders. A copy of the Advance Notice Provisions was included as Schedule "A" – Alteration of Articles to such Information Circular. The alteration to the Articles was ratified, confirmed and approved by the Company’s shareholders at the Company’s annual general and special meeting held on June 19, 2013 and are available for review on the Company’s website at www.northerndynastyminerals.com.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in such notice to the Company for the notice to be in proper written form.

As of the date hereof, the Company has not received notice of a nomination in compliance with the Company’s Articles and, as such, other than nominations that may be received by the Company in compliance with the Advance Notice Provisions, any nominations which are not nominations by or at the direction of the Board, or an authorized officer of the Company, will be disregarded at the Meeting.

Management’s Director Nominees

The Board has determined that eight (8) directors be elected to the Board at the Meeting. The following disclosure and accompanying biographical information sets out the names of management’s eight (8) nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information as to Common Shares and options beneficially owned or controlled is based on insider reports filed on www.sedi.ca as at May 10, 2018.

Name of Nominee; Current Position with the Company, and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Desmond M. Balakrishnan Director British Columbia, Canada	Since December 2015	42,962 Shares [4] 501,000 Options 84,014 DSUs

Name of Nominee; Current Position with the Company, and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Steven A. Decker 1, [2] Director California, USA	Since March 2016	130,000 Shares 501,000 Options 110,000 Warrants 74,830 DSUs
Robert A. Dickinson Chairman and Director British Columbia, Canada	Since June 1994	4,545,730 Shares [5] 1,584,000 Options 478,110 Warrants 77,714 RSUs
Gordon B. Keep [3] Director British Columbia, Canada	Since October 2015	545,136 Shares 828,700 Options [6] 210,000 Warrants 85,884 DSUs
David C. Laing 2, [3] Director British Columbia, Canada	Since May 2016	423,028 Shares 501,000 Options 236,250 Warrants 57,738 DSUs
Christian Milau [1,2] Lead Director British Columbia, Canada	Since May 2016	661,500 Shares 501,000 Options 661,500 Warrants 63,486 DSUs
Kenneth W. Pickering [1,3] Director British Columbia, Canada	Since August 2013	116,000 Shares 731,000 Options 92,177 DSUs
Ronald W. Thiessen President, CEO and Director British Columbia, Canada	Since November 1995	3,214,433 Shares 2,430,000 Options 455,555 Warrants 231,314 RSUs

Notes:

1.	Member of the Audit and Risk Committee. Mr. Milau serves as Chair.
2.	Member of the Nominating and Governance Committee. Mr. Laing serves as Chair.
3.	Member of the Compensation Committee. Mr. Pickering serves as Chair.
4.	Mr. Balakrishnan’s Common Shares are held through his affiliate, Balakrishnan Law Corporation.
5.	Certain of these Common Shares are held through an affiliated private company, United Mineral Services Ltd., of which Mr. Dickinson is a majority shareholder.
6.	Of these options 149,000 are owned by an affiliate of Mr. Keep and are therefore under his control. Mr. Keep directly owns options to purchase 679,600 Common Shares.

Biographical Information of Nominees for Director

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Where stated, "CEO" stands for "Chief Executive Officer" and "CFO", "Chief Financial Officer".

Desmond M. Balakrishnan BA., LLB. – Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004. He has been lead counsel on over $500 million in financing transactions and in mergers and acquisitions aggregating in excess of $1 billion. He also serves as a director and/or officer of several resource, finance and gaming firms. He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (with Distinction) from the University of Alberta.

Mr. Balakrishnan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	December 2015	Present
Aroway Energy Inc.	TSX-V	Director	July 2010	Present
Big Sky Petroleum Corporation	TSX-V	Director	November 2011	Present
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
Electric Metals Inc.	TSX-V	Secretary	June 2009	September 2013
Hillcrest Petroleum Ltd.	TSX-V	Secretary	January 2008	August 2015
Network Exploration Ltd.	TSX-V	Secretary	May 2008	Present
Petro Basin Energy Corp.	TSX-V (NEX)	Director	February 2012	Present
Poydras Gaming Finance Corp.	TSX-V	Secretary	April 2010	May 2014
Red Rock Capital Corp.	TSX-V (NEX)	Director	February 2012	Present
Shelby Ventures Inc.	TSX-V (NEX)	Director	December 2010	Present

Steven A. Decker, CFA – Director

Mr. Decker is a Chartered Financial Analyst® charter-holder with more than 20 years of investment experience as an Analyst and Portfolio Manager. He holds an MBA in Finance from the Marshall School of Business at the University of Southern California where he received the Marcia Israel Award for Entrepreneurship and was a manager of the California Equity Fund.

Mr. Decker is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	March 2016	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director and Chairman of the Board

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years, and was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	Present
		Chairman	December 2011	Present
		President & CEO	November 2017	Present
Taseko Mines Limited	TSX, NYSE American	Director	January 1991	Present

Gordon B. Keep, B.Sc., MBA, P.Geo. – Director

Gordon Keep is a Professional Geologist with extensive business experience in investment banking and creating public natural resource companies. Mr. Keep is CEO of Fiore Management & Advisory Corp., a private financial advisory firm. He also serves as an officer and/or director for several natural resource companies. He holds a B.Sc. in Geological Science from Queen's University and an MBA from the University of British Columbia.

Mr. Keep is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	October 2015	Present
Tekmodo Industries Inc.	TSX-V	Director	July 2015	January 2017
Catalyst Copper Corp.	TSX-V	Director	April 2008	May 2016
Eastern Platinum Limited	TSX, JSE	Director	November 2003	July 2016
Encanto Potash Corp.	TSX-V	Director	December 2008	December 2017
		Chairman	October 2009	December 2017
Klondike Gold Corp.	TSX-V	Director	December 2013	Present
Oceanic Iron Ore Corp.	TSX-V	Director	September 2010	Present
PentaNova Energy Corp.	TSX-V	Director	July 2017	Present
Peregrine Diamonds Ltd.	TSX	Director	February 2005	July 2015
Petroamerica Oil Corp.	TSX-V	Secretary	January 2008	August 2014
Petromanas Energy Inc.	TSX-V	Director	August 2010	May 2016
Prima Columbia Hardwood Inc.	TSX-V	Director	July 2007	June 2013
Renaissance Oil Corp.	TSX-V	Director	September 2014	Present
Rusoro Mining Ltd.	TSX-V	Director	July 2016	Present
Sandspring Resources Ltd.	TSX-V	Director	March 2017	Present
Uracan Resources Ltd.	TSX-V	Director	November 2003	Present

David Laing, BSc Mining Engineering – Director

Mr. Laing is a Mining Engineer with 40 years’ experience in mining operations, projects, engineering studies, mining finance, investor relations, mergers and acquisitions, corporate development, and company building. Mr. Laing is currently the Chief Operating Officer ("COO") of Equinox Gold Corp. Previously he was the COO and director of Trek Mining Inc., Luna Gold Corp and COO of True Gold Mining Inc. Prior to joining True Gold, Mr. Laing was COO and led the origination and execution of stream financing transactions of Quintana Resources Capital ULC, a base metals streaming company. He was also one of the original executives of Endeavour Mining Corporation as the group grew from one mine in Burkina Faso to a 500,000 ounce gold producer in West Africa. Mr. Laing was an integral part of the acquisition and integration of three junior gold producers and led the feasibility of a fourth project, in Burkina Faso. Prior to these recent roles, Mr. Laing held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp. and various roles at Billiton and Royal Dutch Shell’s mining business.

Mr. Laing is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	May 2016	Present
Arian Silver Corporation	LSE	Director	December 2014	July 2015
Aton Resources Inc.	TSX-V	Director	May 2016	Present
CB Gold Inc.	TSX-V	Director	April 2014	August 2015
Catalyst Copper Corp.	TSX-V	President, CEO and Director	March 2014	August 2014
Equinox Gold Corp. [1]	TSX-V	COO	December 2017	Present

Company	Market	Positions Held	From	To
Fortuna Silver Mines Inc.	TSX, NYSE	Director	September 2016	Present
KBL Mining Limited	ASX	Director	March 2015	January 2016
Luna Gold Corp.[1]	TSX	COO and Director	August 2016	March 2017
Sandspring Resources Ltd.	TSX-V	Director	August 2015	Present
Trek Mining Inc. [1]	TSX	COO	March 2017	December 2017
True Gold Mining Inc. [2]	TSX-V	COO	July 2015	April 2016

Notes:

1.

Equinox Gold Corp. is the result of the merger in December 2017 of Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp. Trek Mining Inc. was the result of the merger of Luna Gold Corp. and TSX-V listed JDL Gold Corp. in March 2017.

2.	The Company was acquired by Endeavour in April 2016 and its shares were delisted.

Christian Milau, CPA, CA, CPA (Illinois) – Lead Director

Mr. Milau is a Chartered Professional Accountant (Chartered Accountant). Mr Milau is CEO and Director of Equinox Gold Corp. Prior to this he was CEO and Director of Trek Mining Inc., Luna Gold Corp and True Gold Mining Inc. At True Gold, he served as CEO and Director and negotiated and closed its sale to Endeavour Mining Corporation (“Endeavour”). While at Endeavour, Mr. Milau was Executive Vice President and CFO and played a leading role in Endeavour’s acquisition, financing, development, and operation of four gold mines in Burkina Faso, Côte d’Ivoire, Ghana and Mali. Mr. Milau has finance and capital markets experience as well as operational, government and stakeholder relations experience in North and South America and West Africa, including successfully negotiating with governments on various mining conventions and tax matters. Prior to these recent roles, Mr. Milau was Treasurer of New Gold Inc. during the company’s high growth period from 2008 to 2011 when he was involved in the financing and construction of the New Afton mine in British Columbia.

Mr. Milau is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	May 2016	Present
Endeavour Mining Corporation	TSX	Executive Vice President and CFO	April 2011	March 2015
Equinox Gold Corp. [1]	TSX-V	CEO and Director	December 2017	Present
Luna Gold Corp. [1]	TSX	CEO and Director	June 2016	March 2017
Plateau Uranium Inc.	TSX-V	Director	June 2016	Present
Trek Mining Inc. [1]	TSX-V	CEO and Director	March 2017	December 2017
True Gold Mining Inc.[2]	TSX-V	President, CEO and Director	March 2015	April 2016

Notes:

1.

Equinox Gold Corp. is the result of the merger in December 2017 of Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp. Trek Mining Inc. was the result of the merger of Luna Gold Corp. and TSX-V listed JDL Gold Corp. in March 2017.

2.	The Company was acquired by Endeavour in April 2016 and its shares were delisted.

Kenneth W. Pickering, Peng. – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	September 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	Present
Pan Aust Minerals	ASX	Director	October 2011	Present
Enaex Chile	IPSA	Director	May 2011	Present

Ronald W. Thiessen, FCPA, FCA – President, Chief Executive Officer and Director

Mr. Thiessen is a Chartered Professional Accountant (Chartered Accountant) with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	November 1995	Present
		President, CEO	November 2001	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
		CEO	September 2000	Present
		President	September 2000	November 2014
Great Basin Gold Ltd.	TSX, NYSE American, JSE	Director	October 1993	June 2013
		Chairman	November 2006	June 2013
Quartz Mountain Resources Ltd.	TSX-V	President, CEO and Director	December 2011	December 2017
Taseko Mines Limited	TSX, NYSE American	Director	October 1993	Present
		Chairman	May 2006	Present

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Bankruptcies, Penalties, Sanctions or Cease-Trade Orders

Except as disclosed below, within the 10 years preceding the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Exceptions:

As publicly disclosed at www.sedar.com, in September 2012 Great Basin Gold Ltd. ("GBG"), a company for which Mr. Thiessen was at the time a director, became bankrupt due to heavy indebtedness, mine production issues and falling gold prices.

On May 21, 2013, the British Columbia Securities Commission ("BCSC") issued a cease trade order against Rusoro Mining Ltd. ("Rusoro"), a company for which Mr. Keep serves as a director. The cease trade order was for the failure by Rusoro to file its audited financial statements for the year ended December 31, 2012 and related MD&A ("2012 Year End Disclosure"). On June 5, 2013, and June 7, 2013, respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission ("OSC") and the Autorité des Marchés Financiers ("AMF"). On August 19, 2013, Rusoro filed its 2012 Year End Disclosure. On August 21, 2013, August 28, 2013 and September 4, 2013, BCSC, AMF and OSC respectively, granted full revocations of their cease trade orders. Rusoro was unable to file its 2012 Year End Disclosure by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

Multiple Directorships

Other than Mr. Decker, the directors of the Company also serve as directors of other companies involved in natural resource development. It may occur from time to time that, as a consequence of a particular director’s activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course, which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

APPOINTMENT OF AUDITOR

Deloitte LLP ("Deloitte"), Independent Registered Public Accounting Firm, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for appointment as auditor of the Company. Deloitte was first appointed auditor of the Company on April 21, 2009.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Corporate Governance Policies and Procedures Governance Manual (the "Governance Manual"), dated February 9, 2017. The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. The Governance Manual also includes written charters for each committee and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. The Manual also provides director share ownership guidelines whereby an appropriate level of share ownership for each director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years. Further, in the Governance Manual the Board encourages but does not require continuing education for all the Company’s directors. A copy of the Governance Manual is available for review on the Company’s website under Corporate Governance at www.northerndynastyminerals.com.

Composition of the Board of Directors

Applicable governance policies require that a listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Governance authorities generally recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below) Northern Dynasty notes however that the remunerative relationships which make the below directors technically non-independent are not in the Board’s view sufficient to represent a material relationship which would impact their discretion as directors.

A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and the board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for members of the board of directors when they consider it advisable.

Under the policies, an "independent" director is one who "has no direct or indirect material relationship" with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected, to materially interfere with the exercise of the director’s independent judgment. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company’s executive officers served at the same time on that entity’s Compensation Committee is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is proposing eight (8) nominees to be elected to the office of director, five (5) of whom can be considered independent directors. The independent nominees are Steven Decker, Gordon Keep, David Laing, Christian Milau and Ken Pickering. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are: Robert Dickinson (Chairman of the Board and geological consultant for the Company), Ronald Thiessen (President and CEO) and Desmond Balakrishnan (a partner of McMillan LLP, legal counsel to the Company).

Messrs. Dickinson and Thiessen serve together on boards of directors of other publicly traded companies associated with Hunter Dickinson Inc. ("HDI"), a private company in which Messrs. Dickinson and Thiessen also serve as directors. As described in the Company’s Annual Information Form, HDI is the parent company of Hunter Dickinson Services Inc. ("HDSI"), which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company at a cost which in the Board’s view does not exceed the fair market value of such services. HDSI employs members of the executive management of some of these public companies (of which the Company is one) and in turn invoices those companies for their share of these services, pursuant to annually set rates.

The Board’s Nominating and Governance Committee (the "NG Committee") formalizes the process of ensuring high calibre directors and proper director succession planning. The NG Committee currently consists of David Laing (Chair), Steven Decker and Christian Milau, all of whom are independent (discussed above).

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. Meetings of independent directors are not held on a regular scheduled basis but communications among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2017. The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby.

The Board has appointed Christian Milau as Lead Director (Independent), and as such, Mr. Milau’s mandate includes ensuring that the Board carries out its responsibilities effectively and independent from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Applicable regulatory governance policies require that (i) the Board’s Audit and Risk Committee be composed only of independent directors, and the role of the Audit and Risk Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the Audit and Risk Committee have direct access to the Company’s external auditor, (iii) other committees of the Board be composed of at least a majority of independent directors (iv) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit and Risk Committee	Christian Milau (Chair) Steven Decker Ken Pickering
Compensation Committee	Ken Pickering (Chair) David Laing Gordon Keep
Nominating and Governance Committee	David Laing (Chair) Steven Decker Christian Milau

For information concerning the Audit and Risk Committee please see Item 19 and Appendix A, of the Company’s Annual Information Form filed on March 29, 2018 under the Company’s SEDAR profile at www.sedar.com.

Compensation Committee

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under the heading, Statement of Executive Compensation. The Compensation Committee charter is included in the Governance Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate / Governance, at www.northerndynastyminerals.com.

The function of the Compensation Committee includes review, on an annual basis, of the compensation paid to the Company’s executive officers and directors, review of the performance of the Company’s executive officers and making recommendations on compensation to the Board.

The Compensation Committee administers the Company’s share option plan and periodically considers the grant of share options. Share options have been granted to the executive officers and directors and certain other service providers, taking into account competitive compensation factors and the belief that share options help align the interests of executive officers, directors and service providers with the interests of shareholders.

The Compensation Committee also administers the Company’s Deferred Share Unit Plan and Restricted Share Unit Plan.

Nominating and Governance Committee (“NG Committee”)

The NG Committee Charter is included in the Governance Manual and is available for viewing or downloading from the Company’s website under Corporate / Governance www.northerndynastyminerals.com.

The NG Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and of assisting members of the Board in carrying out their duties. The NG Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with proper governance practices.

The nominating function of the NG Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company.

The NG Committee does not set specific minimum qualifications for director positions. Instead, the NG Committee believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the NG Committee considers each individual’s skills, the overall diversity needs of the Board (skills mix, age profiles gender, work and life experience) and independence and time availability.

The NG Committee seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations, as well as independence, financial expertise, public company experience, sound judgment and reputation.

Board Diversity

The NG Committee continues to believe that a diverse Board offers depth of perspective and enhances Board operations. As such, the NG Committee strives to identify candidates with the ability to strengthen the Board. The NG Committee does not specifically define diversity, but considers diversity of experience, education, ethnicity and gender, as part of its overall annual evaluation of director nominees. The Board appreciates that women have been under represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board. However, the Board does not establish quotas for any selection criteria, as the composition of the Board is based on numerous factors and the character of a candidate and the selection is often a function of the "best available" candidate.

The Company has not adopted an express policy specifically addressing gender diversity, nor has the Company set any numerical timeline objectives for increasing gender diversity. The Company currently has no female board members or senior executives. Due to the relatively smaller size of the Company, the Board does not consider it necessary to implement a specific gender diversity policy at this time but the issue remains under review. Should a specific gender diversity policy be considered to be of increasing importance in the future, any adopted policy will be explained to shareholders and shareholder input will be welcomed.

Director Term Limits

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws. However, review by the NG Committee of the performance of all Board members and senior officers of the Company is ongoing and it is within the mandate of the NG Committee to keep within its scope the possibility of imposing such limits in the future. The Company’s code of ethics, as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the code of ethics the Company will not tolerate any form of discrimination or harassment in the workplace.

The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the NG Committee and those assessments are then provided to the Board.

Board of Directors Decisions

Good governance policies require the Board of a listed corporation, together with its chief executive officer, to develop position descriptions for the Board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Board committee remains with the full Board. The Board has approved written position descriptions for the Board Chair and the Chairs of the Board Committees.

The Board generally requires that all material transactions (including those in excess of $5 million) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant work programs in excess of $5 million must also receive approval of the Board. The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors’ Attendance of Meetings

Good governance policies require that (i) the board of directors of every listed corporation implement a process for assessing the effectiveness of the Board and its committees, and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board of directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The following table sets forth the record of attendance of Board, Audit and Risk, Compensation and NG Committee meetings by Directors for the 12 month period ended December 31, 2017:

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	NG Committee Meetings(1)	Compensation Committee Meetings(1)
Desmond Balakrishnan	5 of 6	–
Steven Decker	6 of 6	4 of 4	Nil
Robert Dickinson	6 of 6
Gordon Keep	6 of 6			Nil
David Laing	6 of 6		Nil	Nil
Christian Milau	6 of 6	4 of 4	Nil
Ken Pickering	6 of 6	4 of 4		Nil
Ronald Thiessen	6 of 6

Note:

1.	All business in 2017 was approved by written consent resolutions.

Directorships

The section entitled "Election of Directors" above gives details of other reporting issuers of which each director is a director and/or officer where applicable.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they generally are acquainted with the Company’s mineral project(s) and the expectations of directors, or they would receive orientation commensurate with their previous experience on the Company’s properties, business, technology and industry and the responsibilities of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company. During the year, the Company, through HDSI, provided information sessions to the directors on various corporate governance topics.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Governance Manual and which is available for download from the Company’s website under Corporate Governance at www.northendynastyminerals.com. In addition, the Board has implemented an annual procedure whereby directors and officers sign off on and ratify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NG Committee recommended to the Board the eight (8) directors as nominees for election in 2018. See the description of the NG Committee above under the heading, Committees of the Board of Directors.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The NG Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit and Risk Committee, Compensation Committee and NG Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

Shareholder Engagement

The Board of Directors believes that regular and constructive engagement between the Board and the Company’s shareholders on governance matters is of primary importance. Accordingly, the Board has adopted a Policy on Engagement with Shareholders on Governance Matters reflecting the foregoing, a copy of which is attached as Appendix 9 to the Manual and is available for viewing at the Company’s website at www.northerndynastyminerals.com.

Other Governance Matters – Compensation Clawback Policy

The Board had approved a Compensation Clawback Policy. The Board believes that having a compensation clawback policy is in line with good governance practices. The Compensation Committee will require employees, officers and directors to reimburse, in all appropriate cases, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the employee, officer or director and any non-vested equity based awards previously granted to the employee, officer or director (collectively “Incentive Compensation”) if:

(a)

the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently during the previous three year period the subject of a material restatement or the correction of a material error;

(b)	the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the material restatement or caused or partially caused the material error; and

(c)

the amount of the Incentive Compensation that would have been awarded to the employee, officer or director, if the financial results had been properly reported and amount actually awarded would have been lower.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

In this section "Named Executive Officer" (or "NEO") means each of the following individuals:

(a)	the Chief Executive Officer ("CEO");
(b)	the Chief Financial Officer ("CFO");
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2017.

The NEOs of the Company as at December 31, 2017 are as follows:

•	Mr. Ronald Thiessen – President and CEO of the Company;
•	Mr. Marchand Snyman – CFO of the Company;
•	Mr. Thomas Collier – PLP President and Chief Executive Officer and Chief Operating Officer;
•	Mr. Peter Robertson – PLP Senior Vice President Corporate Affairs; and
•	Mr. Sean Magee – Vice President Public Affairs of the Company.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2017.

Compensation Committee

As indicated above, the Company has a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee charter is included in the Governance Manual and is available for viewing from the Company’s website under Corporate / Governance on the Company’s website at www.northerndynastyminerals.com.

The current members of the Compensation Committee of the Company as stated above are Ken Pickering (Chair), Gordon Keep and David Laing, all of whom are independent directors. The Compensation Committee had one formal meeting during the year and also undertook business by way of consent resolution. The Compensation Committee assists the Board in carrying out its responsibilities relating to executive and director compensation.

The members of the Compensation Committee possess the skills and experience that enable the committee to make decisions on the suitability of the Company’s compensation policies and practices.

As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in:

(a)	reviewing compensation philosophy including base compensation structures & incentive programs;

(b)	reviewing specific executive and director compensation;

(c)	administering of share options and other equity based compensation plans and the determination of share option grants; and

(d)	reviewing performance goals and the assessments of corporate officers.

Messrs. Pickering, Keep and Laing, serve on other boards of publicly traded mining companies and have experience in the area of compensation and related issues. See disclosure under "Biographical Information of Nominees for Director" for relevant education and experience of policies of the Compensation Committee.

The Compensation Committee (the "Committee") has, among other things, the following duties, responsibilities and authority:

(a)

to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees. The Committee shall review director compensation at least annually.

(b)

to annually review the Company’s base compensation structure and the Company's incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

(c)	to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)

to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers, and recommend incentive compensation participation levels for Officers under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(e)	to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(f)

to periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board regarding appointment of officers and senior managers.

(g)	to administer the Company's share option and other equity based compensation plans and determine the annual grants of share options and other equity based compensation.

(h)	to recommend to the NG Committee the qualifications and criteria for membership on the Compensation Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee members as aforementioned. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

In 2017 the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) to provide independent third party compensation advice regarding appropriate compensation levels and practices. The following table discloses fees paid to Lane Caputo for such services.

Activity	2017	2016
Executive Board Compensation Consulting Fees	$12,850	Nil
All Other Fees	Nil	Nil

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications such as the Mercer Mining Industry Compensation Survey and Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Bonus Compensation

Except as outlined herein, there are currently no performance goals set by the Company for executive bonus compensation. Bonus compensation is awarded at the discretion of the Board and the Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company’s objective is to achieve certain strategic objectives and milestones relating to the Pebble Limited Partnership. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

Mr. Collier’s employment agreement provides for a discretionary bonus based on performance milestones related to the advancement of the Pebble Project, and in addition to the discretionary bonus, the payment of an extraordinary bonus (the "Bonus") in the event that a positive final record of decision in respect of a 404 permit for the Pebble Project is issued by the United States Army Corps of Engineers ("ROD") as follows:

The Bonus for a final positive ROD will be payable as follows:

(a)	within four years from date of application US$12.5 million;

(b)	within five years from date of application US$10.0 million;

(c)	within six years from date of application US$7.5 million.

In the event that the Board determines to delay the permit process or file a material modification of the permit application (the "Permit Modification") the date such delay is reversed and the Pebble Limited Partnership ("PLP") renews its efforts to actively pursue the permit or the date such Permit Modification is filed shall be substituted for the foregoing date of application.

Notwithstanding the foregoing, in the event of litigation following the issuance of the ROD, then an amount equal to 35% of the Bonus as determined above will be paid out and the balance (65%) paid out after the later of the running of all statutes of limitation or the settlement or resolution of all litigation related to the ROD in favor of PLP. For the purposes hereof litigation related to the ROD will be considered settled or resolved in favor of PLP only if PLP is able to proceed with the development and construction of the same project in all material respects that was approved under the ROD. In the event the Company is required to pay all or a part of the Bonus, the Company may pay such in cash or in stock of the Company at the Company's sole election.

Except as outlined herein for the most recently completed fiscal year, there were no bonuses paid to any other NEO or to a director of the Company. See “Summary Compensation Table” below. The Company obtains salary and bonus information through its affiliation to the HDI group of companies. No compensation was paid directly to HDSI or any compensation consultant for compensation services for the two most recently completed financial years.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Equity Participation – Option Based Awards

The Company has a share option plan (the "Option Plan"), which was last approved by shareholders on June 23, 2017. The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders, and foster their continued association with the Company.

The Company’s long term incentives include options to purchase Common Shares. The Compensation Committee is delegated the authority to grant share options. The Compensation Committee reviews the grants of share options to directors, management, employees and consultants. Share options are generally granted annually, and at other times of the year to individuals commencing employment with the Company. Share option exercise prices are set in accordance with TSX policies (“TSX rules”) and are based on the five-day volume weighted average trading price prior to the date of grant.

The Company believes that encouraging its executives, employees and directors to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Option Plan, as well as through the DSU Plan and the RSU Plan (see Particulars of Matters to be Acted upon below). Share options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors. Share options vest on terms established by the Compensation Committee.

The Company’s long term incentive plans are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivating performance through incentive compensation, promoting greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enabling employees to participate in the long-term growth and financial success of the Company. Share options provide employees with the opportunity to participate in the growth of the price of the Common Shares of the Company, and it allows them to benefit from the favourable tax treatment applicable to this form of compensation.

See disclosure under See "Securities Authorized for Issuance under Equity Compensation Plans" for material terms of the Option Plan.

Equity Participation – Restricted Share Unit Plan and Deferred Share Unit Plan

The Company also has a Restricted Share Unit Plan (the "RSU Plan") and a Deferred Share Unit Plan (the "DSU Plan") which were approved by the Company’s shareholders in July 2015. See "Securities Authorized for Issuance under Equity Compensation Plans and Particulars of Matters to be Acted upon”.

General

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the years ended December 31, 2017 and 2016, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Index.

The Company’s Common Shares performed negatively relative to the TSX during period 2012 to 2015. The Company believes the pre-emptive regulatory action by the United States Environmental Protection Agency (the "EPA") under Section 404(c) of the Clean Water Act to consider severe restrictions or a prohibition on mining activities in the vicinity of the Pebble deposit together with the weakness in the junior mining sector and the withdrawal of the Company’s partner from the Pebble Project in late 2013, all had an impact on the performance of the Common Shares. The Company had been pursuing a multi-dimensional strategy to address the EPA’s pre-emptive regulatory action and had engaged in direct discussions with the EPA for resolution thereof however, the uncertainty surrounding the EPA’s actions contributed to the significant and material decline in the price of the Common Shares over the period 2012 to 2015. In 2012 and 2013 NEO compensation was on par as no share options were granted to directors. In 2014, NEO Compensation increased due in part to the inclusion of the new CEO for PLP and the granting of share options. This increase contrasted with the negative performance in the Common Shares relative to the performance of the TSX. From 2015 to 2016, NEO compensation was on par with 2014 and the Company’s market share price recovered from the lows in the prior years. In 2017, NEO compensation increased due to incentive bonuses being paid in connection with certain milestones being achieved, including the joint settlement agreement reached with the EPA and the submission of a Section 404(c) permit application with the US Army Corps of Engineers the granting of share options which were valued at higher share prices on date of grant and the issue of RSUs

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SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

					Non-equity incentive
					plan compensation
					($)
						Long-
			Share-	Option-	Annual	term	Pensio	All other	Total
Name and			based	based	incentive	incentive	n	compen-	Compen-
principal		Salary	awards	awards	plans	plans	value	sation	sation
position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Ronald Thiessen [2,3] President & CEO	2017	506,000	402,486 [15]	1,108,800.[77]	–	–	–	101,200 [15]	2,118,486
	2016	287,500	242,908 [14]	294,000 [4]				–	824,408
	2015	500,500	–	130,500[6]				–	631,000
Marchand Snyman [2,3] CFO	2017	275,000	218,742 [15]	739,200 [7]	–	–	–	55,000 [15]	1,287,942
	2016	163,000	132,016 [14]	294,000 [4]				–	589,016
	2015	290,500	–	130,500[6]				–	420,500
Thomas Collier [1,8] PLP CEO	2017	843,718	240,012 [16]	–	1,109,489 [10]	–	–	164,525 12, [13]	2,357,744
	2016	861,611	–	245,000 [4]	–	–	–	145,044 12, [13]	1,251,655
	2015	831,202	–	–	673,273 [11]	–	–	104,731 [12,13]	1,609,206
Peter Robertson [1,9] PLP Senior VP Corp. Affairs	2017	538,329	–	147,800 [7]	–	–	–	31,152 [12]	717,281
	2016	550,106	–	142,250 [4] [5]				28,237 [12]	720,593
	2015	530,690	–	–				20,332 [12]	551,023
Sean Magee [2,3,9] VP Public Affairs	2017	347,413	–	295,700 [7]	–	–	–	–	643,113
	2016	323,077	–	179,000 4, [5]					502,077
	2015	341,956	–	14,500[6]					356,456

Notes:

1.

Salaries except for Messrs. Collier and Robertson are paid in Canadian dollars. For Messrs. Collier and Robertson, the following annual average exchange rates have been applied for the years ended December 31: 2017 – Cdn$1.00 = US$0.7704; 2016 – Cdn$1.00 = US$0.7544; and 2015–Cdn$1.00 = US$0.7820.

2.

Salary for Messrs. Thiessen, Snyman and Magee are paid to HDSI. The compensation amount shown is the amount paid to HDSI directly for Messrs. Thiessen, Snyman and Magee based on the estimated amount of time spent providing services to the Company, including the Pebble Partnership.

3.

Messrs. Thiessen, Snyman and Magee do not serve the Company on a full time basis, and their salary from the Company is allocated based on the estimated amount of time spent providing services to the Company.

4.

The share options were granted in July 2016 pursuant to the Company’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 82.09%, expected dividend yield of 0%, and risk-free interest rate of 0.53%. The Black-Scholes grant date fair value for these awards was $0.49 per option which was 100% of the option exercise price.

5.

The options were granted in March 2016 pursuant to the Company’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 80.13%, expected dividend yield of 0%, and risk-free interest rate of 0.73%. The Black-Scholes grant date fair value for these awards was $0.27 per option which was 56% of the option exercise price.

6.

The options were granted in October 2015 pursuant to the Company’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 79.85%, expected dividend yield of 0%, and risk-free interest rate of 0.88%. The Black-Scholes grant date fair value for these awards was $0.29 per option which was 58% of the option exercise price.

7.

The options were granted in July 2017 pursuant to the Company’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 92.13%, expected dividend yield of 0%, and risk-free interest rate of 1.60%. The Black-Scholes grant date fair value for these awards was $1.232 per option which was 70% of the option exercise price.

8.	Mr. Collier holds the position of CEO of the Pebble Limited Partnership and is employed and paid through a subsidiary of the Company.

9.	Mr. Robertson holds the position of Senior Vice President of Corporate Affairs of the Pebble Limited Partnership and is employed and paid through a subsidiary of the Company.

10.	Mr. Collier received an aggregate bonus of US$854,750 in respect to fiscal years 2015 and 2016.

11.	Mr. Collier received a bonus of US$526,500 in respect to fiscal 2014.

12.

A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to United States Internal Revenue Service limitations.

13.	Mr. Collier receives a housing allowance as Mr. Collier’s primary residence is outside of Alaska.

14.

Messrs. Thiessen and Snyman received 352,041 and 191,327 RSUs respectively in July 2016. The RSUs have been valued at the TSX closing price for the Company’s common shares on date of grant which was $0.69. The RSUs vested and payout in cash was made in July 2017.

15.

Messrs. Thiessen and Snyman received short term incentive compensation in July 2017 which was paid in cash and RSUs. Mr. Thiessen received 231,314 RSUs and Mr. Snyman received 125,714 RSUs. The RSUs have been valued at the TSX closing price for the Company’s common shares on date of grant which was $1.74. The RSUs will vest and payout in July 2018.

16.

Mr. Collier received 107,629 RSUs in September 2017. 1/3 vested on date of grant and was settled in shares net of tax obligations. The remainder vest 1/3 in years’ time from date of grant and 1/3 in two years from date of grant.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The Company currently only has an option-based awards plan and does not have any share based awards plan. The following table sets out the option-based awards outstanding as at December 31, 2017, for each NEO:

	Option-based Awards				Share-based Awards
							Market or
							payout
						Market	value of
						or payout	vested
					Number	value of	share-
					of shares	share-	based
					or units	based	awards
	Number of			Value of	of shares	awards	not paid
	securities	Option	Option	unexercised	that have	that have	out or
	underlying	exercise	expiration	in-the-money	not	not	distrib-
	unexercised	price	date	options	vested	vested	uted
Name	options (#)	($)	m-d-y	($) [1]	(#)	($) [1]	($) [6]
Ronald Thiessen President and CEO	480,000 [5]	1.77	Feb-26-2019	225,600	231,314	402,486	–
	450,000 [4]	0.50	Oct-20-2020	783,000	–	–	–
	600,000 [3]	0.49	Jul-11-2021	1,050,000	–	–	–
	900,000 [2]	1.75	Jul-27-2022	441,000
Marchand Snyman CFO	480,000 [5]	1.77	Feb-26-2019	225,600	125,714	218,742	–
	450,000 [4]	0.50	Oct-20-2020	783,000	–	–	–
	600,000 [3]	0.49	Jul-11-2021	1,050,000	–	–	–
	600,000 [2]	1.75	Jul-27-2022	294,000			–
Thomas Collier PLP CEO	750,000 [5]	0.89	Apr-16-2019	1,012,500	71,753	160,000	–
	500,000 [3]	0.49	Jul-11-2021	875,000	–	–	–
Peter Robertson PLP Senior VP Corp. Affairs	125,000 [4]	0.89	Apr-16-2019	168,750	–	–	–
	300,000 [3]	0.48	Mar-15-2021	528,000	–	–	–
	125,000 [3]	0.49	Jul-11-2021	218,750	–	–	–
	120,000 [2]	1.75	Jul-27-2022	58,800	–	–	–
Sean Magee VP Public Affairs	100,000 [5]	1.77	Jun-29-2017	47,000	–	–	–
	200,000 [5]	0.72	Feb-26-2019	304,000	–	–	–
	50,000 [4]	0.50	Sep-15-2019	87,000	–	–	–
	300,000 [3]	0.48	Oct-20-2020	528,000	–	–	–
	200,000 [3]	0.49	Mar-15-2021	350,000	–	–	–
	240,000 [2]	1.75	Jul-27-2022	117,600	–	–	–

Notes:

1.

The value is the difference between the TSX closing price of $2.24 per common share at December 31, 2017 and the exercise price of options. For RSUs vesting, the value has been calculated based on the number of common shares underlying such awards multiplied by the TSX closing price on the date of grant of $1.74 for Messrs Thiessen and Snyman and $2.23 for Mr. Collier.

2.	Options were granted during the year ended December 31, 2017.
3.	Options were granted during the year ended December 31, 2016.
4.	Options were granted during the year ended December 31, 2015.
5.	Options were granted during the year ended December 31, 2014.
6.	RSUs are paid out upon vesting. There are no outstanding RSUs that have vested.

During the most recently completed financial year, on July 27, 2017, the Company granted 5,808,000 options with an exercise price of $1.75 per Common Share with either a five or three year term to directors, officers, employees and consultants of the Company and to employees of the Pebble Partnership. The options vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date. Of the options granted, an aggregate of 4,074,000 options were awarded to directors and officers of the Company.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2017, for each NEO:

Name	Option-based awards – Value vested during the year ($) [1]	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald Thiessen, President and CEO	589,500	361,898 [2]	–
Marchand Snyman, CFO	589,500	196,684 [2]	–
Thomas C. Collier, PLP CEO	230,000	80,000 [3]	–
Peter Robertson, PLP Senior VP Corp. Affairs	346,500	–	–
Sean Magee, VP Public Affairs	415,832	–	–

Notes:

1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the 2017 vesting date determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option.

2.

RSUs issued to Messrs. Thiessen and Snyman vested and were settled in cash in July 2017. The amount represents the difference between the cash payment and the value determined at the date of grant ($1.718- $0.69 multiplied by 352,041 and 191,327 RSUs respectively).

3.	1/3 of RSUs issued to Mr. Collier vested on date of grant. The payout of the RSUs was settled in common shares. The amount is the grant date TSX closing price of said shares.

PENSION PLAN BENEFITS

Except as outlined herein, the Company has no pension or deferred compensation plans for its NEOs, directors, officers or employees.

A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to IRS limitations.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than Messrs. Collier and Robertson, who have employment agreements with a wholly-owned subsidiary of the Company, Pebble Services Inc. ("PSI"), there is no written employment contract between the Company and the remaining NEOs. Messrs. Thiessen, Snyman and Magee all have agreements with HDSI and are seconded to the Company. Each of Messrs. Thiessen, Snyman and Magee also has a change of control agreement with the Company.

There are no compensatory plan(s) or arrangement(s), with respect to any NEO, other than discussed below, resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any NEO’s responsibilities following a change in control.

Under Mr. Collier’s employment agreement, in the event of termination without cause by the Company or termination by Mr. Collier for good reason (as defined in the agreement) including a material breach of the agreement by PSI, constructive dismissal by PSI or termination by the employee following the six month period after a change of control if the change of control results in the Company no longer owning any interest in the Pebble Project, Mr. Collier is entitled to receive an amount equal to two years annual base salary.

With respect to the payment of the Bonus (see Bonus Compensation discussed under Incentive Plan Awards), in the event that there is a positive final ROD:

•	within 12 months after the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 100% of the Bonus;

•	after 12 months but within 24 months from the date of termination without cause or termination for good reason Mr. Collier will be eligible to receive 75% of the Bonus;

•	after 24 months but within 36 months of the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 50% of the Bonus ; and

•	36 months or more after the date of termination without cause or termination for good reason, no Bonus will be payable to Mr. Collier.

In the event that Mr. Collier’s employment with PSI is terminated pursuant to a change of control, then if Mr. Collier’s employment is terminated by PSI without cause or by Mr. Collier for good reason within six months following a change in control, PSI shall pay the Mr. Collier all compensation set forth above including payment of the Bonus. In addition each granted and outstanding option to purchase Common Shares then held by Mr. Collier will immediately vest and become exercisable in full in accordance with terms of the Option Plan.

For the purposes of Mr. Collier’ agreement, a change of control means a sale of a partnership interest in PLP or a merger, a consolidation, a reorganization or an arrangement that results in a transfer of more than 50% of the total voting power in PLP to a person or a group of persons different from that or those holding such voting power immediately prior to such transaction, other than (i) to a person that already directly or indirectly controls PLP or (ii) the admittance of another limited partner other than the Northern Dynasty partners.

Mr. Robertson’s employment agreement with PSI states that in the event that Mr. Robertson’s employment with PSI is terminated due to the following conditions:

•	a change of control of the Company;

•	the position is no longer required by the Company;

•	the Company makes a determination not to proceed with the project;

then PSI will provide Mr. Robertson with six months prior notice of the termination of his employment agreement and Mr. Robertson employment or six months’ salary in lieu of notice, or a combination of the two.

The above notice/severance provisions for Mr. Robertson do not apply if he accepts employment from one of PLP’s partner companies on terms and conditions no less favorable overall than the terms and conditions of his agreement with PSI.

Under the change of control agreements for Messrs. Thiessen and Snyman, upon termination without cause, including constructive dismissal, following a change of control, each of Messrs. Thiessen and Snyman would be entitled to receive a payment equal to two times his annual salary payable by the Company as set out in the agreement (in total $920,000 for Mr. Thiessen and $500,000 for Mr. Snyman). Under the change of control agreements for Mr. Magee, upon termination without cause, including constructive dismissal, following a change of control, Mr. Magee would be entitled to receive a payment equal to one time his annual salary payable under Mr. Magee’s HDSI employment agreement.

In addition to the foregoing, Messrs. Thiessen, Snyman and Magee would be entitled to receive any amount earned and payable under any Company incentive plan, or if no amount is earned for the year in question any incentive plan payment made in the previous year, and all stock options held thereby will vest and be exercisable in full until their normal expiry date.

DIRECTOR COMPENSATION

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and abilities to carry out the Board’s mandate.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Company’s most recently completed financial year of December 31, 2017 is:

Name	Fees earned ($)	Share- based awards ($)	Share option- based awards ($) [3]	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Desmond Balakrishnan	44,550	–	247,600	–	–	–	292,150
Steven Decker [1]	52,250	–	247,600	–	–	–	556,522
Robert Dickinson [2,4]	170,000	135,222	251,300	–	–	34,000	339,570
Gordon Keep [1]	48,400	–	247,600	–	–	–	299,850
David Laing [1]	52,250	–	247,600	–	–	–	296,000
Christian Milau [1]	57,970	–	247,600	–	–	–	299,850
Ken Pickering [1]	52,250	–	247,600	–	–	–	299,850

Notes:

1.

In 2017, each director of the Company was entitled to an annual director’s fee of: a) $40,500 Base Fee; b) $8,700 for the Chair of the Audit and Risk Committee; and c) $3,500 each for the Chair of the Compensation Committee and the Chair of the NG Committee.

2.	Fees for Mr. Dickinson are paid through HDSI. The fee amounts shown are the amounts paid to HDSI for Mr. Dickinson based on the estimated time spent on the Company’s activities. .

3.

The options were granted in July 2017 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 92.13%, expected dividend yield of 0%, and risk-free interest rate of 1.60%. The Black-Scholes grant date fair value for these awards was $1.232 per option which was 70% of the option exercise price.

4.

Mr. Dickinson received short term incentive compensation in July 2017 which was paid in cash and RSUs. Mr. Dickinson received 77,714 RSUs which will fully vest and pay out in July 2018. The RSUs have been valued at the TSX closing price for the Company’s common shares on date of grant of $1.74.

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Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2017 (as mentioned previously the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

	Option-based Awards				Share-based Awards
							Market or
							payout
							value of
							vested
					Number	Market or	share
	Number of			Value of	of shares	payout value	based
	securities			unexercised	or units of	of share-	awards not
	underlying	Option	Option	in-the-	shares	based	paid out or
	unexercised	exercise	expiration	money	that have	awards that	distrib-
	options	price	date	options	not vested	have not	uted
Name	(#)	($)	m – d - y	($) [1]	(#)	vested ($) [1]	($) [7]
Desmond Balakrishnan	300,000 [3]	0.49	Jul-11-2021	525,000	84,014	–	188,191
	201,000 [2]	1.75	Jul-27-2022	98,490
Steven Decker	300,000 [3]	0.49	Jul-11-2021	525,000	74,830	–	167,619
	201,000 [2]	1.75	Jul-27-2022	98,490
Robert Dickinson	480,000 [5]	1.77	Feb-26-2019	225,600	77,714	135,222	–
	450,000 [4]	0.50	Oct-20-2020	783,000
	450,000 [3]	0.49	Jul-11-2021	787,500
	204,000 [2]	1.75	Jul-27-2022	99,960
Gordon Keep	56,400 [6]	0.37	Jun-30-2019	105,468	85,884	–	192,380
	9,400 [6]	0.37	Mar-10-2021	17,578
	300,000 [3]	0.49	Jul-11-2021	525,00
	37,600 [6]	0.37	Dec-15-2021	70,312
	201,000 [2]	1.75	Jul-27-2022	98,490
	37,600 [6]	0.40	Dec-12-2022	69,184
	37,600 [6]	0.29	Dec-8-2024	73,320
David Laing	300,000 [3]	0.49	Jul-11-2021	525,000	57,738	–	129,333
	201,000 [2]	1.75	Jul-27-2022	98,490
Christian Milau	300,000 [3]	0.49	Jul-11-2021	525,000	63,486	–	142,209
	201,000 [2]	1.75	Jul-27-2022	98,490
Ken Pickering	150,000 [5]	1.77	Feb-26-2019	139,200	92,177	–	206,476
	80,000 [4]	0.50	Oct-20-2020	525,000
	300,000 [3]	0.49	Jul-11-2021	98,490
	201,000 [2]	1.75	Jul-27-2022	525,000

Notes:

1.

For options, the value is the difference between the TSX closing price of $2.24 per common share at December 31, 2017 and the exercise price of options. For RSUs, the value has been calculated based on the number of common shares underlying such awards multiplied by the TSX closing price on the date of grant of $1.74. Options were granted during the year ended December 31, 2017.

2.	Options were granted during the year ended December 31, 2017.
3.	Options were granted during the year ended December 31, 2016.
4.	Options were granted during the year ended December 31, 2015.
5.	Options were granted during the year ended December 31, 2014.
6.	On completion of the acquisition of Cannon Point Resources Ltd. ("Cannon Point") in October 2015, Mr. Keep’s Cannon Point options were exchanged for options of the Company.
7.	For DSUs, the value has been calculated based on the number of common shares underlying such awards multiplied by the TSX closing price of $2.24 per common share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2017, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards – Value vested during the year [1] ($)	Share-based awards – Value vested during the year [2] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Desmond Balakrishnan	138,000	–	–
Steven Decker	138,000	–	–
Robert Dickinson	520,500	98,341	–
Gordon Keep	138,000	–	–
David Laing	138,000	–	–
Christian Milau	138,000	–	–
Ken Pickering	193,731	–	–

Notes:

1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the vesting date, determined by taking the difference between the market price of the shares subject to the share option at date of vesting and the exercise price of the share option.

2.

The outstanding DSUs fully vested on date of grant in July 2016. RSUs issued to Mr. Dickinson vested and were settled in cash in July 2017. The amount represents the difference between the cash payment and the value determined at the date of grant ($1.718-$0.69 multiplied by 95,663 RSUs).

Compensation Actions, Decisions or Policies made after December 31, 2017.

Given the evolving nature of the Corporation’s business, the Board continues to review and redesign the overall compensation plan for directors and senior management so as to continue to address the objectives identified above.

The Board has adopted a Compensation Clawback Policy. See “Corporate Governance – Other Governance Matters – Compensation Clawback Policy” above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See disclosure under "Statement of Executive Compensation – Compensation Discussion and Analysis - Equity Participation – Option Based Awards" concerning the Company’s rolling Share Option Plan (the "Option Plan") continuation of which was last approved and ratified by shareholders on June 23, 2017 for a three year period. Under the Option Plan, options may be granted to purchase Common Shares, together with all other Share Compensation Arrangements of the Company, up to an aggregate maximum of 10% of the outstanding Common Shares. All Share Compensation Arrangements of the Company include the Option Plan, the DSU Plan and the RSU Plan (see Equity Compensation Plan Information below). As outstanding share options are exercised, additional share options may be granted to replace the exercised share options. In addition, as the number of issued and outstanding Common Shares increases, the number of share options available for granting to eligible optionees will also increase. As at the date hereof there are share options outstanding to purchase an aggregate of 19,814,431 Common Shares representing approximately 6.35% of the outstanding Common Shares.

SHARE OPTION PLAN – Material Terms

The following is a summary of the material terms of the Option Plan:

(a)

Persons who are directors, officers, employees, or consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

(b)

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)

All options granted under the Option Plan may be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except that in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of (1) one year after the date of death of such Optionee and (2) the date of expiration of the term otherwise applicable to such Option.

(d)	Vesting of options is determined by the Board and subject to the following:

•

where an Optionee has left the Company’s employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the Option Plan, vested options expire on the earlier of the expiry date of the option or 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same unless the Board otherwise resolves;

•

in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

•

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, immediately terminate without right to exercise same;

•

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions are deemed to have immediately vested upon the occurrence of the change of control; and

•

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision are deemed to have vested on the date of Meeting upon which the director is not re- elected.

(e)

All share options granted under the Option Plan are exercisable for a period of up to 5 years and will vest at the discretion of the Board, provided that the term of such options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company’s policies or applicable securities legislation, and subject to:

(i)

the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)	remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A “blackout period” is any period of time during which a participant in the Option Plan is unable to trade securities of the Company as a consequence of the implementation of a general restriction on trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by service providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs. The term of an option will expire on its Expiry Date as defined in the Option Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, in which case the Expiry Date for that Option will be the date that is the tenth business day after the date the blackout period expires.

(f)

The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding the date of the grant.

(g)

The number of Common Shares that may be issuable to directors who are independent directors of the Company, when combined with all of the Company’s other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the Company’s outstanding Common Shares.

(h)	Subject to the policies of the TSX, the Option Plan may be amended by the Board without further shareholder approval to:

(i)	make amendments which are of a typographical, grammatical or clerical nature;

(ii)	change the vesting provisions of an option granted under the Option Plan;

(iii)	change the termination provision of an option granted under the Option Plan, if it does not entail an extension beyond the original expiry date of such option;

(iv)	add a cashless exercise feature payable in cash or Common Shares;

(v)	make amendments necessary as a result in changes in securities laws applicable to the Company; and

(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX.

(i)	The Option Plan has the following additional restrictions:

(i)

Common Shares to be issued to Insiders under the Option Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 10% of the outstanding Common Shares in any 12 month period;

(ii)

the number of Common Shares issuable to Insiders as a group under the Plan, when combined with Common Shares issuable to Insiders under all the Company’s other security based compensation plans, may not exceed 10% of the Company’s issued Common Shares;

(iii)

Common Shares being issuable to independent directors under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 1% of the outstanding Common Shares of the Company from time to time; and

(iv)

a reduction in the exercise price of an option granted hereunder to an Insider or an extension of the term of an option granted hereunder benefiting an Insider, would require the approval of the disinterested shareholders (defined below) of the Company.

Disinterested Shareholder approval shall be required in respect of:

a.	any amendment which reduces the Exercise Price of an Option;

b.	any amendment to extend the term of an option granted to an Insider;

c.	amendments to increase any of the limits on the number of Options that may be granted;

d.	any amendment that may permit an increase to the proposed limit on independent director participation;

e.	any amendment relating to the transferability or assignability of an Option;

f.	any amendment to section 2.9 – “Terms or Amendments Requiring Disinterested Shareholder Approval” of the Plan; and

g.	any amendments required to be approved by shareholders under applicable law.

The Option Plan provides for the grant of Options that meet the definition of Incentive Stock Options under the United States Internal Revenue Code. Subject to adjustment for general changes to the Common Shares, the total number of Common Shares which may be issued pursuant to such Incentive Stock Options is limited to 5,000,000 Common Shares.

A "disinterested shareholder" means a shareholder that is not an Insider eligible to receive Share Options under the Option Plan, and who is not an Associate of an Insider. An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Company adopted a Deferred Share Unit Plan ("DSU Plan") and a Restricted Share Unit Plan ("RSU Plan"), both of which were approved by the Shareholders in July 2015. Consequently, both the DSU Plan and the RSU Plan are due for renewal. Accordingly, at the Meeting the Company will seek Shareholder approval to renew both Plans for a further three years.

The material terms of the DSU Plan and the RSU Plan are set out below under Particulars of Matters to be Acted upon.

Equity Compensation Plan Information

The table below sets out equity compensation plan information as at December 31, 2017 financial year end.

	Number of shares to be issued upon exercise of outstanding share options, warrants and rights [1]	Weighted-average exercise price of outstanding share options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Share Option Plan 2 4	19,847,431	$1.08	10,011,731
Deferred Share Unit Plan 2 4	458,129	N/A	N/A
Restricted Share Unit Plan 2 3 4	506,495	N/A	N/A
Total	20,812,055	$1.08	10,011,731

Notes:

1.	Determined based on the 10% aggregate maximum Common Shares allowable pursuant to all share compensation arrangements, which at the fiscal year end was 30,823,786 Common Shares.
2.	At the 2017 fiscal year end there were outstanding grants (percentage of issued Common Shares) of: 19,847,431 options (6.44%); 458,129 DSUs (0.15%), and 506,495 RSUs (0.16%).
3.	The Company issued 542,371 RSUs in fiscal 2017, of which 13,782 RSUs were withheld to pay for tax obligations and 22,094 RSUs were settled in Common Shares.
4.

The number of available securities has been determined based on the maximum number of eligible Common Shares permitted to be issued under the Share Option Plan, the DSU Plan and the RSU Plan being, in the aggregate 10% of the outstanding Common Shares as at December 31, 2017 (308,237,856), and assuming no further DSUs or RSUs will be issued. Notwithstanding the foregoing, to the extent that any DSUs or RSUs are issued the aggregate number of these DSUs and RSUs will be deducted from and reduce accordingly the number of available securities disclosed. The maximum number of RSUs outstanding from time to time may not exceed 3% of the number of outstanding Common Shares and the maximum number of DSUs outstanding from time to time may not exceed 2% of the outstanding Common Shares, and therefore potentially there are 5,706,628 DSUs (1.85% of outstanding Common Shares) and 4,610,253 RSUs (1.5% of outstanding Common Shares) that may be issued under those plans.

The following table for each equity compensation plan:

	For the fiscal year ended December 31,
	2017	2016	2015
The Option Plan	1.93%	2.76%	2.5%
The DSU Plan	N/A	0.19%	N/A
The RSU Plan	0.18%	0.26%	N/A

Note:

1.

The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder approval, which are described in detail above, namely the election of directors and appointment of the auditors for the ensuing year, the Company will also seek Shareholder approval of the continuation of the Non-Employee Directors Deferred Share Unit (“DSU”) Plan and the Restricted Share Unit (“RSU”) Plan. The purpose of the DSU and RSU Plans (together, the “Plans”) is to provide non-executive directors, employees, management and other service providers (the “Eligible Persons”) with the opportunity to receive equity based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company’s Shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity based compensation for cash based compensation.

The Plans were initially approved by shareholders at the Company’s annual general meeting held July 7, 2015 and were both filed under the Company’s SEDAR profile at www.sedar.com. The Company is seeking to continue the Plans, with minor amendments as, respectively, the 2018 Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), and the 2018 Restricted Share Unit Plan (the “RSU Plan”). Copies of the Plans, as amended, will be filed together with the annual general meeting proxy materials under the Company’s SEDAR profile at www.sedar.com and copies will be available for inspection and placed before the Shareholders for approval at the Meeting. Following the Meeting and subject to Shareholder and TSX approvals, respectively, of the DSU Plan and the RSU Plan, the Plans along with the Company’s Share Option Plan will together comprise all equity based compensation (“Equity Based Compensation”) issuable by the Company. The maximum aggregate number of Common Shares available for reserve at any one time under all Equity Based Compensation plans is 10% of the issued and outstanding Common Shares of the Company.

DEFERRED SHARE UNIT PLAN

Summary of the DSU Plan

A summary of the DSU Plan is set out below and a complete copy is available under the Company’s SEDAR profile at www.sedar.com along with this Information Circular. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Administration of Plan

The Compensation Committee shall administer the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A. Redemptions of DSUs under the DSU Plan may be in Common Shares issued from treasury (subject to the Shareholder approval being sought at this Meeting), may be purchased by the Company on the open market for delivery to the former non-employee director, may be settled in cash or any combination of the foregoing.

Maximum Number of Common Shares Issuable for DSUs

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time does not exceed 2.0% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including all of Option, DSU and RSU Plans), at any time, including all Common Shares, options or other rights to purchase or otherwise acquire Common Shares that are granted, shall not exceed 10% of the total number of outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares issued to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, within a one year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Amendments Pursuant to the DSU Plan

In the event of Shareholder approval of the DSU Plan the Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan; or

(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h)

no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan; and

(i)	shareholder approval shall be obtained in accordance with TSX requirements, for any amendment:

i.	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

ii.	to the amendment provisions of the DSU Plan; or

iii.	to expand the definition of “Participant”.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are paid out, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss. To the extent that a Director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

2018 Amendments to DSU Plan

The Board has recently approved DSU Plan amendments to:

1.

remove the Board’s ability to award DSUs in addition to, any and all quarterly awards of DSUs to any Participant under the DSU Plan granted in payment of Annual Base Compensation, as described in the DSU Plan;

2.	effect a housekeeping amendment to remove the maximum grant of 10% of all Share Compensation Arrangements to Insiders of the Company; and

3.

amend the Withholding provisions claiming that the Company has no responsibility concerning tax consequences related to a grant of DSUs, or the receipt or payout in respect of DSUs granted pursuant to the DSU Plan, whether by a Participant under the DSU Plan, or in respect of the Participants’ participation pursuant to the DSU Plan.

Shareholder Resolution

The TSX has conditionally approved the DSU Plan, subject to approval of the Shareholders.

Based on the foregoing, Shareholders are requested to consider and, if thought advisable, to pass the following ordinary resolution approving the DSU Plan (the “DSU Plan Resolution”), with or without variation:

“BE IT RESOLVED, as an ordinary resolution, that:

1.

the 2018 Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”) allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 2.0% of the Common Shares of the Company issued and outstanding from time to time, a copy of which is filed on SEDAR at www.sedar.com, be and is hereby approved; and

2.	all currently available and unallocated Deferred Share Units issuable pursuant to the DSU Plan be and are hereby approved and authorized for grant until June 28, 2021.”

The Board unanimously recommends that Shareholders vote FOR the DSU Plan Resolution set out above. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the DSU Plan Resolution. Greater than 50% majority of the votes cast by Shareholders present in person or by proxy is required to approve and pass the DSU Plan Resolution.

If the DSU Plan Resolution is not passed by the Shareholders at the Meeting all DSUs currently outstanding pursuant to the existing DSU Plan may be settled by issuance of Common Shares by the Company, but the Company will not be able to settle any DSUs granted following the Meeting through issuance of Common Shares from treasury.

RESTRICTED SHARE UNIT PLAN

Summary of the RSU Plan

A summary of the RSU Plan is set out below and a complete copy of the RSU Plan is available for viewing under the Company’s SEDAR profile at www.sedar.com along with this Information Circular. Capitalized terms used, but not defined herein have the meaning ascribed to them in the RSU Plan.

Eligible Participants

The RSU Plan is administered by the Compensation Committee of the Board. Employees, executive officers or executive directors and eligible consultants of the Company and its designated subsidiaries (“Participants”) are eligible to participate in the RSU Plan. Non-executive directors may not be Participants under the RSU Plan. RSUs awarded to Participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the Participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The “vesting” (i.e. fulfilment of conditions required for absolute entitlement) of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

Once the RSUs vest, the Participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury (subject to the Shareholder approval being obtained at the Meeting), by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the Participant is entitled multiplied by the Market Value of a Common Share on the payout date. Market Value per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetical average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall generally be before the third anniversary of the date of the grant. The expiry date of RSUs will be determined by the Committee at the time of grant. However, unless otherwise determined on the Grant Date, the expiry date shall be within the maximum term for all RSUs of three years. All RSUs for which vesting cannot be satisfied due to a departure from the Company, would be cancelled and become available for future grants.

Maximum Number of Common Shares Issuable

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 2.0% of the number of issued and outstanding Common Shares from time to time. Furthermore, the aggregate maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including Option, DSU and RSU Plans), at any time, shall not exceed 10% of the total number of outstanding Common Shares.

The RSU Plan provides that the maximum number of Shares issued to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, within any one year period, shall not exceed 10% of the total number of weighted average number of common shares outstanding during the year.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a Participant’s termination date shall terminate and be forfeited. If a Participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such Participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to certain family members and private affiliate companies of the Participants.

Amendments Pursuant to the RSU Plan

In the event of receipt of Shareholders’ approval for the RSU Plan the Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)

no such amendment of the RSU Plan may be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant(s) under the RSU Plan; and

(h)	shareholder approval shall be obtained in accordance with TSX requirements for any amendment that results in:

i.	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

ii.	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

iii.	other types of compensation through Common Share issuance;

iv.	expansion of the rights of a Participant to assign RSUs beyond what is currently permitted in the RSU Plan;

v.	the addition of new categories of Participants, other than as already contemplated in the RSU Plan; or

vi.	any amendments to the amending s. 12 of the RSU Plan that will increase the Company’s ability to amend the Plan without shareholder approval.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to RSUs awarded under the RSU Plan. The following description applies to RSUs that are subject to U.S. federal income tax. The grant of RSUs should not result in taxable income to the Participant at the time of grant.

When RSUs are paid out, the Participant will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the RSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Participant’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Participant recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Participant’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss.

2018 Amendments to RSU Plan

The Board has recently approved RSU Plan amendments to:

1.	amend the definition of “Expiry Date” to allow the Board to set an expiry date alternative to the date of December 31 in the third calendar year following the date of grant of an RSU;

2.	amend the definition of “Participant” to include an executive officer or executive director, and clarify that no Participant shall be a non-executive director of the Company;

3.

decrease the allowable aggregate maximum number of Share Units outstanding under the RSU Plan from time to time from 3% to a 2% maximum issuable to all Participants regardless of a Participant’s relationship to the Company;

4.

add the provision that any amendment to the amendment provisions of the RSU Plan; when such amendment will increase the Company’s ability to amend the RSU Plan without shareholder approval; the Company must first obtain shareholder approval to such amendment; and

5.

amend the tax provisions claiming that the Company has no responsibility concerning tax consequences related to a grant of RSUs, or the receipt or payout in respect of any Share Units or payout in respect thereof, whether by a Participant under the RSU Plan, or in respect of a Participant’s participation pursuant to the RSU Plan.

Shareholder Resolution

The TSX has conditionally approved the RSU Plan, subject to approval of the Shareholders. Shareholders are requested to consider and, if thought advisable, to pass the following ordinary resolution approving the RSU Plan, with or without variation:

“BE IT RESOLVED, as an ordinary resolution, that:

1.

that the 2018 Restricted Share Unit Plan (the “RSU Plan”) allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 2.0% of the Common Shares of the Company issued and outstanding from time to time, a copy of which is filed under the Company’s SEDAR profile at www.sedar.com, be and is hereby approved; and

2.	all currently available and unallocated Restricted Share Units issuable pursuant to the RSU Plan be and are hereby approved and authorized for grant until June 28, 2021.”

The Board recommends that Shareholders vote FOR the RSU Plan Resolution set out above and the Company has been advised that the Directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the RSU Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the RSU Plan Resolution, including for the Common Shares to be taken from treasury and set aside for issuance under the RSU Plan. Greater than 50% of the votes cast by Shareholders present in person or by proxy are required to approve and pass the RSU Plan Resolution.

If the ordinary resolution to approve the 2018 RSU Plan is not passed by the Shareholders at the Meeting all RSUs currently outstanding pursuant to the existing RSU Plan may be settled by issuance of Common Shares by the Company; but the Company will not be able to settle any RSUs granted following the Meeting through issuance of Common Shares from treasury.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2017, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

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MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

HDSI is a company which is privately owned by persons of whom some are directors of the Company: Messrs. Dickinson and Thiessen. Mr. Snyman, the Company’s CFO is also an active director of HDSI. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set hourly rates pursuant to an agreement dated July 2, 2010 (the "Agreement") which hourly rates do not exceed the fair market value of such services. Details with respect to fees paid by the Company to HDSI for each fiscal year ended December 31 expressed in thousands, is set forth below:

Transactions	2017	2016
Services rendered by HDSI:	$5,219	$3,584
Technical	2,329	1,157
Engineering	741	83
Environmental	736	375
Socioeconomic	699	660
Other technical services	153	39
General and administrative	2,890	2,427
Management, corporate communications, secretarial, financial and administration	2,225	1,908
Shareholder communication	665	519
Reimbursement of third party expenses	658	499
Conferences and travel	309	175
Insurance	62	54
Office supplies and information technology	287	270

Total value of transactions	$5,877	$4,083

Certain members of the Company’s senior management are employed directly by HDSI rather than by Northern Dynasty.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form and in the audited financial statements for the years ended December 31, 2017 and 2016, auditor’s report, and related management discussion and analysis filed under the Company’s profile on SEDAR at www.sedar.com. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information, may also be obtained from SEDAR and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

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OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, May 16, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

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